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                             March 30, 2024

       Mohammed Saif Zaveri
       Chief Executive Officer and Chief Financial Officer
       Blackwell 3D Construction Corp.
       701 South Carson Street, Suite 200
       Carson City, NV 89701

                                                        Re: Blackwell 3D
Construction Corp.
                                                            Offering Statement
on Form 1-A
                                                            Filed March 20,
2024
                                                            File No. 024-12412

       Dear Mohammed Saif Zaveri:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Jonathan Leinwand